Exhibit 12.2

GPT Operating Partnership LP
Ratio of Earnings to Combined Fixed Charges
(Dollars in Thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2017 [1]	2016	2015 [1]	2014	2013	2012 [1]
Earnings:
Net income (loss) from continuing operations, before provision for taxes	$(8,268)	$21,908	$(48,280)	$56,002	$(1,779)	$(15,011)
Add (Subtract):
Loss (income) from unconsolidated equity investments	94	(2,409)	1,107	(1,959)	5,662	2,904
Distributions from unconsolidated equity investments	352	50,891	5,704	3,373	7,985	—
Fixed charges	23,056	76,241	35,166	16,857	16,386	88,159
Capitalized interest	—	—	—	—	—	—
Income (loss) before fixed charges	$15,234	$146,631	$(6,303)	$74,273	$28,254	$76,052

Fixed charges:
Interest expense	$23,056	$76,241	$35,166	$16,857	$16,386	$88,159
Capitalized interest	—	—	—	—	—	—
Total fixed charges	$23,056	$76,241	$35,166	$16,857	$16,386	$88,159

Ratio of earnings to fixed charges	0.7x	1.9x	(0.2x)	4.4x	1.7x	0.9x
Deficiency	$7,822	N/A	$41,469	N/A	N/A	$12,107
1. For the three months ended March 31, 2017 and the years ended December 31, 2015 and 2012, earnings were not sufficient to cover fixed charges by $7,822, $41,469, and $12,107, respectively.